SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2005	Commission File Number: 001-14460

AGRIUM INC.
(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 2, 2005	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 05-002 dated February 2, 2005

NEWS RELEASE Agrium acquires 18 retail outlets in Argentina, Chile, and Bolivia	05-002
Date: February 2, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has acquired the retail operations of United Agri Products (UAP) South America. While the specific terms of the transaction are confidential, the primary investment is in working capital. The transaction includes 18 retail locations (12 Argentina; 4 Chile; 2 Bolivia) with net sales of $31-million for the year ended February 29, 2004. Agrium’s existing 21 Agroservicios Pampeanos S.A. (ASP) farm centres had net sales of $92-million for 2003.

“We believe this acquisition offers a number of benefits to Agrium,” said Mike Wilson, Agrium’s President and CEO. “It expands our increasingly profitable business in Argentina, and provides an entry into other markets, particularly the Chilean market, which we believe has significant potential.”

The newly acquired operations were focused on selling branded crop protection chemicals. Over 90 percent of their net sales on average were from chemicals, and approximately five percent from fertilizers. This contrasts with ASP’s sales mix of over 70 percent fertilizers and less than 20 percent chemicals.

“This acquisition should provide us the opportunity to increase fertilizer sales at the newly acquired outlets, and increase branded chemical sales at our ASP outlets,” continued Mr. Wilson. “Our goal is to combine the best of both the existing and new operations for the benefit of our customers, and ultimately our shareholders.”

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, Chilean and Bolivian currencies, South American government policy, South American domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.